FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2016

Commission File Number: 001-37723

Enersis Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enersis Chile S.A.

Securities Registration No. 1139

Santiago, August 2, 2016

Ger. Gen. No. 033/2016

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Avenida Libertador Bernardo O'Higgins No. 1449

Santiago, Chile

Ref.: Significant Event

Dear Sir,

In accordance with article 63 of the Chilean Corporations Act N° 18,046, I hereby inform you that the Board of Directors of Enersis Chile S.A. (“Enersis Chile” or the “Company”), pursuant to the Company’s By-laws has summoned an Extraordinary Shareholders’ Meeting to be held on October 4, 2016 at 10:00 a.m. at the Estadio Enersis, located at Avenida Carlos Medina 858, Independencia, Santiago.

The issues to be discussed at the Extraordinary Meeting of Shareholders will include:

1)     The modification of Article One in order to change the Company’s current name from Enersis Chile S.A., to Enel Chile S.A., and to add the term "open" before the expression "joint-stock company", resulting in the text of Article One reading as follows:

"Article One: An open, joint-stock company which is to be called "Enel Chile S.A." (“the Company"), is organized and shall be governed by these by-laws and, in their absence, by legal and regulatory norms that apply to these type of companies."

2)     Modification of Article Four in order to insert a comma (,) in the first paragraph between the words "abroad" and "the exploration" and to replace the words "subsidiaries" with "related companies, subsidiaries and affiliates" in letter d), resulting in the text of Article Four reading as follows:

“Article Four: The purpose of the company shall be, in Chile or abroad, shall be the exploration, development, operation, generation, distribution, transmission, transformation or sale of energy, in any of its forms, directly or through other companies, as well as telecommunications activities and providing engineering consultancy services. An additional purpose shall be to invest and manage its investments in subsidiaries and affiliates such as generators, transmission companies, distributors, or electricity traders a business whose business activity corresponds to any of the following: (i) energy in any of its forms or nature, (ii) providing public services or services whose main input is energy, (iii) telecommunications and information technology services, and (iv) business intermediation via the Internet. In order to comply with its mission, the Company will carry out the following objectives:

a)     Promote, organize, establish, modify, dissolve or liquidate companies of any kind, whose corporate purpose is related to the purposes of the Company.

b)     Propose investment, financing and trade policies to its subsidiaries, as well as the accounting systems and principles to which they must adhere.

c)     Oversee the management of its subsidiaries.

d)     Lend the financial resources necessary in order for its related companies, subsidiaries and affiliates to develop their business and, furthermore, provide management services; consulting, financial, commercial, audit, technical and legal services; and, in general, services of any nature that may be necessary to improve their performance.

Apart from its main purpose and always acting within the limits established by the Investment and Financing Policy approved at the Shareholders’ Meeting, the Company may invest in: One. The acquisition, development, construction, rental, management, intermediation, trading and disposal of all kinds of movable and immovable assets, either directly or through subsidiaries or affiliates.

Two. All kinds of financial assets, including stocks, bonds and debentures, trade bills, and, in general, all kinds of transferable securities and contributions to companies, either directly or through subsidiaries or affiliates. ";

3)    Modification of Article Forty-Three to insert the phrase "applicable to the open joint-stock companies" between the expressions "Regulations" and "and the ones relevant", resulting in the text of the Article Forty Three reading as follows:

"Article Forty-Three: In all matters that are not expressly addressed within these by-laws, the provisions of Law 18,046, its amendments and regulations applicable to open joint-stock companies and those contained within Decree 3,500 article 111.

4)     Delete the following transitory provisions: Transitory Article Two, Transitory Article Four, Transitory Article Five, Transitory Article Six, Transitory Article Seven, Transitory Article Nine and Transitory Article Ten; and

5)     The adoption of agreements that are necessary to carry out the proposed by-law reform, under the terms and conditions that shall ultimately be approved by the Board of Directors, and also to grant the necessary, especially to legalize, complete and execute agreements adopted by said Board of Directors.

Sincerely yours,

Luca D’Agnese

Chief Executive Officer

c.c.:               Bolsa de Comercio de Santiago (Santiago Stock Exchange)

Bolsa Electrónica de Chile (Chilean Electronic Stock Exchange)

Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

Comisión Clasificadora de Riesgos (Risk Classification Committee)

Representative of Local Bond Holders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enersis Chile S.A.

By: /s/ Luca D'Agnese
--------------------------------------------------

Title: Chief Executive Officer

Date: August 4, 2016